July 29, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Josh Samples

VIA EMAIL AND EDGAR

Re:	Bryn Mawr Bank Corporation Amendment No. 2 to S-4 Registration Statement File No. 333-196916

Mr. Samples,

Per your request in follow-up to the filing of Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-196916) of Bryn Mawr Bank Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2014 (the “Registration Statement”), please be advised that to the knowledge of the Company, there has been no material change in the results of operations and financial condition of Continental Bank Holdings, Inc. (“CHB”) as of and for the three months ended June 30, 2014 as compared to the results of operations and financial condition of CBH as of and for the three months ended March 31, 2014.

Additionally, pursuant to the requirements of Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Registration Statement be declared effective as of 5:00 p.m. on July 31, 2014, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our securities counsel, Lori Goldman of Stradley Ronon at 215.564.8707, to confirm the effectiveness of the Registration Statement.

BRYN MAWR BANK CORPORATION

By:	/s/ J. Duncan Smith
Name:	J. Duncan Smith
Title:	Chief Financial Officer